

June 1, 2016

<u>**Via E-mail**</u>

Steven J. Williams, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

     Re: Chico's FAS, Inc.
               Preliminary Proxy Statement on Schedule 14A
               Filed May 27, 2016
               File No. 001-16435

Dear Mr. :

     We have reviewed your statements and have the following comments.

<u>Preliminary Schedule 14A</u>

<u>Proposal 1. Election of Directors, page 10</u>

1.   Please disclose why you recommend that security holders elect your nominees instead of Barington's nominees.

2.   Please disclose the business experience for Ms. Fields and Mr. Simon during the past five years.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company possesses the facts relating to the disclosures, it is responsible for the accuracy and adequacy of the disclosures.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3619 with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions